Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO THE SHAREHOLDERS

Payment of Earnings - Monthly Dividend

ITAÚ UNIBANCO HOLDING S.A. announces to its shareholders that the monthly dividend payment for January 2017 in the amount of R$ 0.015 per share, shall be paid out on February 1st , 2017, without retention of withholding tax at source, based on the record date of December 29, 2016.

Pursuant to our Stockholder Remuneration Policy (Dividends and Interest on Capital), available from the Investor Relations site, the monthly payment is made in anticipation of the amount to be distributed following the finalization of the annual Balance Sheet.

São Paulo (SP), December 29, 2016.

MARCELO KOPEL

Investor Relations Officer